GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor

New York, New York 10171

January 26, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Loan Lauren P. Nguyen, Special Counsel

Re:                             General Maritime Corporation
Draft Registration Statement on Form S-1
Confidentially Submitted on November 12, 2014
CIK No. 0001443799

Ladies and Gentlemen:

General Maritime Corporation (the “Company”) is hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 12, 2014 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission (the “Comment Letter”) received on December 9, 2014 from the staff of the Commission (the “Staff”).   We are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copies of this letter.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company acknowledges the Staff’s comment. Mock-ups of any pages that will include any additional pictures or graphics will be provided for the Staff’s review prior to printing and distribution of the preliminary prospectus.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that no such written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act or otherwise. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of such written communication.

3.                                      You state on page 25 that, although your charters contain restrictions prohibiting your vessels from entering countries or conducting trade prohibited by the United States, there can be no assurance that, on your charterers’ instructions, your vessels will not call on ports located in countries such as Cuba, Iran, Sudan and Syria. It is not clear from the disclosure whether any of your vessels have, in fact, called on ports in those countries. In this regard, you state on pages 38 and 123 that your customer Unipec accounted for 12.2% of your voyage revenue during 2013, and we note a publicly available article stating that Unipec ships nearly all of the Iranian crude oil imported into China.

As you know, Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any contacts with Cuba, Iran, Sudan and Syria since your letter to us dated June 14, 2011, whether through subsidiaries, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company acknowledges the Staff’s comment and advises the Staff that it has not provided any services, products, information or technology to Cuba, Iran, Sudan or Syria, directly or indirectly and does not intend to do so in the future.  In addition, it does not have any agreements, commercial arrangements, or other contact with the governments of those countries or entities that, to the Company’s knowledge, they control and does not intend to enter into any such agreements.  Furthermore, all of the time charters pursuant to which the Company’s vessels are chartered into the Unique Tankers pool for which Unipec serves as commercial manager and all of the Company’s charters with customers, including Unipec, contain restrictions prohibiting the Company’s vessels from entering any countries or conducting any trade prohibited by the United States.  The Company believes that Unipec and its other customers are in compliance with these restrictions.

Prospectus Cover Page

4.                                      Please revise to annotate that you will include the “date of the prospectus.” Refer to Item 501(b)(9) of Regulation S-K.

In response to the Staff’s comment, the Company has added the date of the prospectus to the cover page of the prospectus.

Summary, page 1

Our Company, page 1

5.                                      Please include a brief discussion of your net losses for the most recent interim and audited periods and your substantial indebtedness in this section. We note, for example, the last risk factor on page 34 and the risk factor on page 43.

The Company has added disclosure regarding its net losses for its most recent interim and audited periods and its indebtedness to page 4 of Submission No. 2.

6.                                      We note your disclosure that you are a leading provider of international seaborne crude oil transportation services. Please revise to disclose how you measure your leadership position.

The Company’s fleet is predominantly comprised of VLCC and Suezmax vessels with such vessels representing 91% of the fleet (including its seven VLCC newbuildings) on a deadweight ton basis. In measuring its leadership position, the Company considers its position as one of the largest operators by deadweight tons of VLCC and Suezmax vessels.  It also considers its well-known brand name, recognized worldwide by key industry players, as evidenced by its strong customer relationships described on page 6 of Submission No. 2. The Company has revised its disclosure on page 1 of Submission No. 2 accordingly.

7.                                      Please refer to the VLCC newbuilding chart on page 3. Please revise to disclose the associated deposits and remaining aggregate purchase price for the VLCCs in your newbuilding program. Consistent with your disclosure on page 5 that you could finance the remaining purchase price through senior secured debt, please briefly discuss your plans to obtain the required funds.

The Company has revised the VLCC newbuilding chart on page 3 of submission No. 2 to disclose the installment payments made through December 31, 2014 and remaining aggregate installment payments for the VLCCs in its newbuilding program.  The Company has also added disclosure to page 4 of Submission No. 2 regarding its plans to finance the remaining installment payments for these newbuildings.

Business Opportunities, page 4

8.                                      Please define the term “OECD” here or include its definition in the glossary.

The Company has defined the term “OECD” in the glossary on page 189 of Submission No. 2.

Our Competitive Strengths, page 5

Vessel employment strategy, page 5

9.                                      We note your disclosure that you “presently employ 24 of [your] 25 vessels in the spot market (either directly or through the Unique Tankers pool) or on short-term charters, which [you] believe positions [you] to benefit as charter rates improve.” Please revise to add balancing language that spot market or short-term charter employment will also subject your vessels to downside if and to the extent vessel charter rates decrease.

The Company has added disclosure to page 6 of Submission No. 2 regarding the Company’s greater exposure to market volatility as a result of its current focus on the spot market.

Strong customer relationships, page 6

10.                               We note your disclosure that you have “strong relationships with [your] customers, which include major international oil companies and commodities trading firms such as BP, Chevron Corporation, Clearlake, Exxon Mobil Corporation, Petrobas, S-Oil, Shell, Valero and Vitol.” We also note that the majority of your vessels are employed in the Unique Tankers pool. Please revise to disclose the percentage of revenue or pool revenue derived for each of the above mentioned customers for the most recent audited period.

During the year ended December 31, 2013, Unipec, BP, Shell, S-Oil, Exxon, Chevron, Repsol, Valero, Petrobras and Clearlake accounted for 12.2%, 8.6%, 6.8%, 4.7%, 4.6%, 3.9%, 3.8%, 3.8%, 3.3% and 3.1% of the Company’s voyage revenues, respectively.  These figures are calculated as percentages of all voyage revenues, including voyage revenues from the Unique Tankers pool since the Company currently consolidates the operating results of Unique Tankers LLC as noted on page 120 of Submission No. 2.

The Company has included disclosure on pages 6 and 115 of Submission No. 2 to clarify that these ten customers accounted for 54.8% of the Company’s voyage revenues during the year ended December 31, 2013.

11.                               We note that your vessels are currently the only vessels in the Unique Tankers pool. Please revise the last sentence to clarify that fact.

The Company has included disclosure on page 6 of Submission No. 2 to clarify that the Company’s vessels are currently the only vessels in the Unique Tankers pool.

Our Shareholders, page 8

12.                               Please revise to discuss the material governance arrangements with your principal shareholders. We note your disclosures on pages 48 and 147.

The Company has added disclosure to page 9 of Submission No. 2 regarding the material governance arrangements with its principal shareholders.

Risk Factors, page 17

13.                               We note your disclosure in the “Attorneys’ Fees in Stockholder Actions” section on page 163 that your amended and restated bylaws will include a fee-shifting provision related to unsuccessful stockholder actions. Please revise to include a risk factor identifying the fee-shifting provision and discussing the risk that the provision could have the potential effect of discouraging shareholder lawsuits.

The Company acknowledges the Staff’s comment and informs the Staff that it no longer intends to include a fee shifting provision related to unsuccessful stockholder actions in its amended and restated bylaws. Accordingly, the disclosure regarding such provision included on page 163 of the Draft Submission has been omitted from Submission No. 2.

Our current credit facilities and the note purchase agreement for the senior notes, page 45

14.                               We note your disclosure in the third paragraph that your current credit facilities require you to comply with certain collateral maintenance and financial covenants. We also note your disclosure in the fourth paragraph that you have obtained certain waivers in the past. Please revise to describe the waivers related to your collateral maintenance or financial covenants that you have obtained under your credit facilities.

In response to this comment, the Company has added disclosure to page 46 of Submission No. 2 describing all waivers related to its collateral maintenance or financial covenants that it has received under its senior secured credit facilities since its emergence from bankruptcy on May 17, 2012.

Management’s Discussion and Analysis of Financial Condition, page 67

15.                               We note that you have presented combined results of operations for the 2012 successor and predecessor periods. This supplemental disclosure is generally not appropriate as the periods being combined are not prepared on a comparable basis due to the change in basis in the financial statements associated with fresh start accounting. Explanations of reasons for changes between periods may include discussion of changes arising from the restructuring. Please revise.

The Company has revised the prospectus to remove the combined results of operations for the 2012 successor and predecessor periods which appeared on pages 69, 70, and 77 of the original Draft Submission.  (See pages 70 and 77 of Submission No. 2.)

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013, page 70

Voyage Revenues

16.                               We note that voyage revenues were affected by a decrease in total operating days due to an above average number of scheduled drydockings. Please expand your discussion to explain the reason for the increase in the number of scheduled drydockings.

As noted on page 88 of Submission No. 2, the Company’s vessels are required to be drydocked approximately every 30 to 60 months.  As noted on page 83-84 of Submission No. 2, management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years, in which case the additional drydocks take the place of these in-water surveys. Older vessels also generally require more time in drydock.  As such, drydockings performed during corresponding periods of different years are not always equal in number nor are they always of a consistent length. The Company has expanded the disclosure on pages 70-71 of Submission No. 2 to clarify this, as well as to refer to the disclosure of the frequency of regularly scheduled drydockings and anticipated future drydockings on pages 83-84 of Submission No. 2 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures and Drydocking.”

Business, page 112

Our Charters, page 119

17.                               We note that two of your vessels are operating under long-term and short-term charter contracts. Please revise to define your “short-term” and “long-term” charters.

The Registration Statement has been revised to eliminate the use of the terms “short-term time charter” and “long-term time charter.”  See the revised disclosure on pages 3, 6, 18, 19, 68, 113, 115 and 120 of Submission No. 2.  The Company notes that the charter previously described in the Draft Submission as a short-term time charter expired in November 2014.

Management, page 139

Our Current Directors, Executive Officers and Significant Employees, page 139

18.                               Please reconcile your disclosure in this section with the disclosure contained in the Board Designees section on page 157. It appears that this section does not identify or include the business experience of your current directors as required by Item 401 of Regulation S-K. Please also revise the signature page accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the composition of the board at the time of the first public filing of an amendment to the Registration Statement has not yet been determined.  The Company recognizes that the Staff will require sufficient time to review disclosures regarding directors when they are included in the Registration Statement, and the Company will revise the disclosure under “Our Current Directors, Executive Officers and Significant Employees” to identify and include the business experience of its directors at the time of the initial public filing of the Registration Statement.  The Company will also revise the signature page accordingly at such time.

Composition of our Board Upon Consummation of this Offering, page 139

19.                               We note that certain individuals will agree to serve as directors effective as of the closing of this offering. Please file consents for such individuals as required by Rule 438 of the Securities Act of 1933.

The Company advises the Staff that the director designees who will serve on the board of the Company following the completion of the offering have not yet been determined. Accordingly, the Company will identify the director designees and file their consents as exhibits to the Registration Statement in a future pre-effective amendment to the Registration Statement.

Description of Our Capital Stock, page 160

Attorneys’ Fees in Stockholder Actions, page 163

20.                               Please expand the discussion of the fee-shifting provision to be included in your amended and restated bylaws. Specifically, please discuss the following:

•                  Actions covered: the types of actions that would be subject to fee-shifting under the provision;

•                  Standard required: the level of recovery required in the lawsuit to avoid fee-shifting (e.g., does a plaintiff have to “substantially achieve” the recovery sought or obtain the complete recovery sought; and if the former, what “substantially achieve” means);

•                  Persons covered: who is subject to the provision (such as former or current shareholders, their legal counsel, expert witnesses or others), as well as who would be allowed to recover their fees and expenses (such as directors, officers, affiliates); and

•                  Current offering: discuss in the risk factor whether you intend to apply the fee-shifting provision to the current offering.

Finally, to the extent your amended and restated bylaws will not be filed as an exhibit with the next amendment, please provide us with the text of this bylaw provision.

The Company acknowledges the Staff’s comment and informs the Staff that it no longer intends to include a fee shifting provision related to unsuccessful stockholder actions in its amended and restated bylaws. Accordingly, the disclosure regarding such provision included on page 163 of the Draft Submission has been omitted from Submission No. 2.

Financial Statements

Note 2: Chapter 11 Reorganization, page F-23

21.                               Please disclose all significant assumptions used in determining the valuation amounts for the fresh start adjustments as well as the other disclosures required by ASC 852-10-50-7(c).

In response to your comment, the Company has amended pages F-22 to F-23 of Submission No. 2 to disclose the significant assumptions used in determining the valuation amounts for the fresh start adjustments.

The Company further advises the Staff that, in determining reorganization value, it primarily looked to the indications of value emerging from the robust and exhaustive marketing and negotiation process leading up to its emergence from bankruptcy.  As part of these negotiations, Oaktree and the Company agreed that in exchange for a $175 million secured claim under the Oaktree prepetition credit facility, Oaktree would receive 4,750,271 shares out of the 10,000,571 shares to be issued upon the Company’s emergence from bankruptcy.  This agreement, which was reflected in the terms of the Chapter 11 plan approved by the bankruptcy court, implied a total equity value for the reorganized Company of approximately $368.4 million.

As such, with regards to the other disclosures required by ASC 852-10-50-7(c), the Company notes that, as disclosed on page F-19 of Submission No. 2 under “Fresh-Start Accounting and the Effects of the Chapter 11 Plan,” the Debtors have looked primarily to the Debtors’ marketing process in selecting a plan sponsor as an indication of value informing its judgment on Chapter 11 plan-related issues.

Oaktree, which emerged as plan sponsor, and the Debtors agreed that the secured portion of Oaktree’s claim under the Oaktree prepetition credit facility was $175 million.  The Company disclosed on page F-22 of Submission No. 2 that under the Chapter 11 plan, Oaktree received 4,750,271 shares of common stock in exchange for its secured claim under the Oaktree prepetition credit facility.  It is further disclosed on page F-19 of Submission No. 2 that using $175 million as the value for the secured claim under the Oaktree prepetition credit facility implied a total equity value for the reorganized Company of approximately $368.4 million. (The total number of shares of Common Stock issued under the Chapter 11 plan were 10,000,571. See the disclosure on pages F-16 to F-17 of Submission No. 2 under “Post-Emergence Common Stock” for more details on the issuance of these shares.)

As stated on page F-19 of Submission No. 2, management believes the value provided under the Chapter 11 Plan was a reasonable measure of the Debtors’ value in light of, among other things, the robust and exhaustive marketing and negotiation process for a restructuring transaction (including, ultimately, the terms of the Chapter 11 plan) leading up to the confirmation of the Chapter 11 plan.

Note 4: Goodwill, page F-24

22.                               We note an impairment charge to goodwill for $89 million in the year ended December 31, 2012. Please explain to us and disclose in accordance with ASC 350-20-50-2(a) the factors that changed during the seven months after the initial valuation of goodwill recorded as a result of your fresh-start accounting and whether these factors existed in the seven months prior.

The Company’s determination that there was an impairment of goodwill reflected the rapid and unexpected deterioration of the spot charter rate environment during the summer of 2012, which continued throughout 2012. From June 2012 through November 2012, the time charter equivalent rates for VLCC and Suezmax vessels, which in total comprised approximately 85% of the carrying capacity of the Company’s fleet for the year ended December 31, 2012, declined significantly as compared to the months of January 2012 through May 2012.

This rate environment impacted the Company’s cash and working capital positions and the Company was required to obtain amendments to its bank facilities and raise additional capital as discussed below.  Had it not been for the amendment to the senior secured credit facilities on December 21, 2012, there would have been a default in respect of the Company’s collateral maintenance covenants under the senior secured credit facilities.  The Company believes that its financial position as of November 30, 2012, along with the poor rate environment as discussed above were the primary reasons that the fair value of the Company declined during the period subsequent to the bankruptcy emergence.  The Company does not believe that such factors were evident as of the effective date.

Additionally, on December 21, 2012, the Company issued 1,084,269 common shares in an arm’s length private placement to BlueMountain, an unrelated third party, at a price of $27.67 per share, a 25% decline from the implied value at emergence of $36.84 per share.  The equity value implied by this BlueMountain investment indicated that the Company’s value had declined during the period subsequent to the emergence from bankruptcy, which the Company believes is another indicator that the Company’s goodwill was impaired as of November 30, 2012.

The Company has revised the disclosure on page F-26 of Submission No. 2 to disclose the above factors that changed subsequent to the effective date that resulted in the impairment charge to goodwill recognized in 2012.

Financial Statements for the interim period ended June 30, 2014

Note 5: Vessel Held for Sale and Vessel Impairment, page F-67

23.                               We note that a vessel impairment charge of $6.3 million was recorded in the six months ended June 30, 2014 relating to a suezmax vessel that was classified as held for sale. Please tell us and disclose in accordance with ASC 360-10-50-2(a) what events and circumstances changed since the valuation performed in May 2012 resulting in the decline in fair value.

Please note that the vessel impairment charge of $6.3 million for the six months ended June 30, 2014 has been included within the Loss from sales of vessels and vessel equipment in the Company’s statement of operations and statement of cash flows for the nine months ended September 30, 2014 as a result of the sale of the vessel in July 2014. In response to the Staff’s comment, the Company has disclosed on page F-69 of Submission No. 2 that the Suezmax vessel sold, the Genmar Hope, was built in April 1999 and was approximately 16 years old at the time of the sale, two years after the Company’s emergence from bankruptcy in May 2012.  The vessel was sold to an unrelated third-party at arm’s length for $15.0 million to satisfy the Company’s obligation under post-emergence amendments to the senior secured credit facilities to sell two vessels. This obligation is described on page F-73 of Submission No. 2 and was originally incurred pursuant to an amendment to the senior secured credit facilities dated as of November 29, 2013. The Company also advises the Staff that the sale was negotiated before and consummated shortly after the end of the six month period ended June 30, 2014, so the actual selling price was determinable and was utilized to calculate the charge for the six months ended June 30, 2014 reported in the Draft Submission.

Note 6: Construction in Progress, page F-67

24.                               We note that the purchase price of $163 million relating to the “SPV Stock Purchase” includes aggregate yard payments previously paid of approximately $90 million. We note that the total purchase price has been allocated to construction in progress. Please tell us what the $73 million (difference between the purchase price and the yard payments) represents and why you have classified the amount as construction in progress.

The Company advises the Staff that the purchase price of $163 million represents the cost to acquire, from an unrelated third party, the contracts with the shipyards to build the seven VLCC vessels scheduled to be delivered between August 2015 and August 2016.  The $73 million difference between the amount the unrelated third party paid to the shipyards and the amount the Company paid to acquire these contracts reflects the increase in fair value of vessels of this type between the date the shipbuilding contracts were originally entered into and the date the Company purchased these contracts. There is a second-hand market for shipbuilding contracts and the value of the assets appreciated from the time the orders were made to the time the Company purchased the contracts.  The Company further advises the Staff that, to avoid confusion, it has removed the disclosure of amounts paid by the former holder of the contracts to the shipyards from Note 6 to the financial statements for the nine months ended September 30, 2014 and 2013 on page F-69 of Submission No. 2.   The Company has classified such amount as construction in progress as the underlying amount represents the Company’s investment in vessels currently under construction and, upon delivery of the respective vessels from the shipyard, will form the cost basis of the vessel once the vessel is placed in service.

We appreciate the Staff’s attention to this matter. Please do not hesitate to contact Thomas E. Molner at (212) 715-9429 or Terrence L. Shen at (212) 715-7819 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Leonidas J. Vrondissis

Leonidas J. Vrondissis
Executive Vice President, Chief Financial Officer

cc:                                John P. Tavlarios, General Maritime Corporation

Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP

Terrence L. Shen, Esq., Kramer Levin Naftalis & Frankel LLP

Andrew J. Pitts, Cravath, Swaine & Moore LLP

D. Scott Bennett, Cravath, Swaine & Moore LLP